Exhibit 99.1

Shanda Games Limited Announces Extraordinary General Meeting of Shareholders

HONG KONG, October 13, 2015 -- Shanda Games Limited (NASDAQ: GAME) (“Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on November 18, 2015 at 10:00 a.m. (Hong Kong time). The meeting will be held at the offices of Davis Polk & Wardwell, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong, to consider and vote on, among other things, the proposal to authorize and approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 3, 2015 and amended and restated on September 23, 2015, among the Company, Capitalhold Limited (“Parent”) and Capitalcorp Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company after the merger (the “Merger”). If completed, the Company will continue its operations as a privately held company and, as a result of the Merger, the American depositary shares, each representing two Class A ordinary Shares, (the “ADSs”), will no longer be listed on the NASDAQ Global Select Market and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders and ADS holders vote for, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record as of the close of business in the Cayman Islands on October 26, 2015 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on October 14, 2015. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (A)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. Shanda Games does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited

Stefanie Guo, Investor Relations

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

2